UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No.     )*
MAX & ERMA’S RESTAURANTS, INC.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
577903 10 7

(Cusip Number)
Gary Reinert Sr., President
2200 Spring Garden Ave., 2nd Floor
Pittsburgh, PA 15212
(412) 322-3755
Copies to:
Michael Hund, Esq.
Buchanan Ingersoll & Rooney PC
One South Market Square
213 Market Street, 3rd Floor
Pittsburgh, PA 17101
(412) 237-4866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 28, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

Page	1	of	10

1.	NAME OF REPORTING PERSON: G&R Acquisition, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,156,990*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

1,156,990*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,156,990*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.3%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

13D

CUSIP No.	577903 10 7	Page	2	of	10

*	Represents the aggregate number of shares of common stock of Max & Erma’s Restaurants, Inc., a Delaware corporation (the “Company”), that are subject to certain Voting Agreements, each dated as of April 28, 2008, among G&R Acquisition, Inc., a Delaware corporation (“Parent”), G&R Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Subsidiary”) and certain stockholders of the Company (the “Supporting Stockholders”) which is described in further detail herein.

**	Based on 2,554,474 shares of Company Common Stock outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

13D

CUSIP No.	577903 10 7	Page	3	of	10

1.	NAME OF REPORTING PERSON: G&R Acquisition Subsidiary, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,156,990*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER:

1,156,990*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,156,990*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.3%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

13D

CUSIP No.	577903 10 7	Page	4	of	10

*	Represents the aggregate number of shares of common stock of Max & Erma’s Restaurants, Inc., a Delaware corporation (the “Company”), that are subject to certain Voting Agreements, each dated as of April 28, 2008, among G&R Acquisition, Inc., a Delaware corporation (“Parent”), G&R Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Subsidiary”) and certain stockholders of the Company (the “Supporting Stockholders”) which is described in further detail herein.

**	Based on 2,554,474 shares of Company Common Stock outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

13D

CUSIP No.	577903 10 7	Page	5	of	10
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.10 per share, (the “Company Common Stock”) of Max & Erma’s Restaurants, Inc., a Delaware corporation (the “Company”). The address and principal office of the Company is 4849 Evanswood Drive, Columbus, OH 43229.
Item 2. Identity and Background.
     This Schedule 13D is being filed by G&R Acquisition, Inc., a Delaware corporation (“Parent”), and G&R Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Subsidiary”). The principal executive offices of each of Parent and Subsidiary are at 2200 Spring Garden Avenue, 2nd Floor, Pittsburgh, PA 15212. Parent, a Delaware corporation and Subsidiary, a Delaware corporation, were both organized in connection with the Merger (as defined in Item 4 herein) and have not conducted any activities other than in connection with the Merger. It is not anticipated that Subsidiary will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Merger Agreement (as defined in Item 4 herein). All outstanding shares of capital stock of Subsidiary are owned by Parent.
     The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Parent and Subsidiary are set forth on Annex A hereto and are incorporated by reference herein.
     (d), (e) During the past five years, neither Parent, Subsidiary nor, to the best of their knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Neither Parent nor Subsidiary has paid any consideration to the Supporting Stockholders in connection with the execution of the Merger Agreement or the Voting Agreements (as defined in Item 4 herein). Neither Parent nor Subsidiary has any right to acquire any shares of Company Common Stock pursuant to the Voting Agreement. Upon the effectiveness of the Merger, each outstanding share of Company Common Stock will be converted in the right to receive $4.00 per share in cash, without interest. The aggregate value of the transactions contemplated by the Merger Agreement is approximately $12 million. Parent intends to use cash on hand to pay the merger consideration upon completion of the Merger.
Item 4. Purpose of the Transaction
     On April 28, 2008, the Company, Parent and Subsidiary entered into an Agreement and Plan of Merger (the “Merger Agreement”). Following the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Subsidiary will be merged into the Company, under Delaware law (the “Merger”), with the Company being the surviving corporation, (ii) each share of Company Common Stock (other than shares of Company Common Stock which are dissenting shares properly exercised under Delaware law or are owned by the Company, Parent or Subsidiary) will be converted into the right to receive $4.00 per share in cash, without interest, and (iii) each issued and outstanding share of Company Common Stock owned by the Company, Parent or Subsidiary immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefore. The Merger Agreement also provides for the cancellation of outstanding employee stock options of the Company, except that the holders of vested in-the-money Company options will receive cash for such options, less the applicable exercise price and applicable taxes. The Merger is anticipated to be completed shortly

13D

CUSIP No.	577903 10 7	Page	6	of	10
following the approval of the Merger by Company stockholders at a special shareholders meeting in accordance with the Delaware General Corporation Act, and the satisfaction or waiver of other closing conditions each as set forth in the Merger Agreement. The consummation of the Merger is subject to the termination provisions of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated by reference herein.
     Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Subsidiary to enter into the Merger Agreement, the Supporting Stockholders entered into Voting Agreements with Parent and Subsidiary (the “Voting Agreements”). The purpose of the Voting Agreements is to facilitate the consummation of the Merger. Pursuant to the Voting Agreements and as more fully described herein, the Supporting Stockholders, among other things, agreed to vote certain shares of Company Common Stock of which the Supporting Stockholders are the beneficial owners or have the rights to vote and dispose (the “Subject Shares”) (A) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and (B) against any “Takeover Proposal” with a person other than Parent or Subsidiary or any action that would be designed to delay, prevent or frustrate the Merger. “Takeover Proposal” means, other than the transactions contemplated by the Merger Agreement, any tender or exchange offer or proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company or any proposal or offer to acquire in any manner at least a 20% equity interest in, or ownership of at least 20% of the assets of, the Company or its subsidiaries. The Supporting Stockholders have also agreed not to sell, transfer, pledge, hypothecate, encumber, assign or dispose of any shares beneficially owned (subject to limited exceptions), and not to exercise any dissenters rights available under the Delaware General Corporation Law.
     The Voting Agreements terminate upon the completion of the Merger or when and if the Merger Agreement is terminated without the consummation of the Merger. A copy of each Voting Agreement is filed as Exhibits 2; 3 and 4 to this Schedule and is incorporated by reference herein.
     The purpose of the transactions described above is for Parent to acquire control of the Company through the Merger. Upon the consummation of the Merger, as contemplated by the Merger Agreement, the Company will become a wholly-owned subsidiary of Parent, shares of Company Common Stock will cease to be freely traded or listed on Nasdaq or any national securities market, all shares of Company Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended, the certificate of incorporation, bylaws and directors of Subsidiary will be the certificate of incorporation, bylaws and directors of the surviving corporation, and Parent will make such other changes with regard to the certificate of incorporation, bylaws, capitalization, directors, management and business of the Company as set forth in the Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Currently, the Company’s policy is to pay no dividends, and Parent does not expect to change that policy in the near future. It is expected that following the Merger the business and operations of the Company will be continued by the Company substantially in the same form as they are currently being conducted.
     Except as set forth or incorporated by reference herein relating to the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreements or as otherwise contemplated by the Merger Agreement and the Voting Agreements, Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Company Common Stock or the disposition of shares of Company Common Stock, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization of the Company, (vi) any other material change in the Company’s corporate structure or business, (vii) any change to the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.

13D

CUSIP No.	577903 10 7	Page	7	of	10
     The preceding summary of certain provisions of the Merger Agreement and the Voting Agreements, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) As a result of the Merger Agreement and the Voting Agreement, Parent and Subsidiary, as a group, may be deemed to be the beneficial owner of and to have shared voting and shared dispositive power with respect to 1,156,990 shares of Company Common Stock. This number represents approximately 45.3% of the shares of Company Common Stock issued and outstanding as of April 28, 2008 (as represented by the Company in the Merger Agreement). None of the persons listed on Annex A hereto have any beneficial ownership in the Company Common Stock. Parent and Subsidiary expressly disclaim beneficial ownership of any and all shares of Company Common Stock which are subject to the Voting Agreements, and nothing herein shall be deemed an admission by Parent or Subsidiary as to the beneficial ownership of such shares for the purposes of Rule 13d-2 under the Securities Exchange Act of 1934, as amended. A copy of each of the Merger Agreement and each of the Voting Agreements, filed as Exhibits 1, 2, 3, and 4, respectively, to this Schedule are incorporated by reference herein. The preceding summary of certain provisions of the Merger Agreement and the Voting Agreements, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
     (c) - (d) Except as described herein, neither Parent nor Subsidiary, nor to the best of their knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Company Common Stock during the past 60 days. Furthermore, Parent and Subsidiary know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither Parent , Subsidiary nor any of the persons named on Annex A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No.	577903 10 7	Page	8	of	10
Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of April 28, 2008, by and among Max & Erma’s Restaurants, Inc., G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.

Exhibit 2:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and each of Todd B. Barnum, Donal H. Malenick, William C. Niegsch, Jr., Robert A. Lindeman, Jay B. Barney, Michael G. Giulioli and Curtis A. Loveland each as a stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 3:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and Mark F Emerson as stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 4:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and Roger D. Blackwell as stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 5:	Joint Filing Agreement

13D

CUSIP No.	577903 10 7	Page	9	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 12, 2008

G&R ACQUISITION, INC.
By:	/s/ Fred McMillen
	Name:	Fred McMillen
	Title:	Vice President

G&R ACQUISITION SUBSIDIARY, INC..
By:	/s/ Fred McMillen
	Name:	Fred McMillen
	Title:	Vice President

13D

CUSIP No.	577903 10 7	Page	10	of	10

Annex A
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and present principal occupation or employment of each director and executive officer of Parent and Subsidiary, as well as the name, principal business and address of such employer, as of May 8, 2008. The principal business address of each person listed below is c/o 2200 Spring Garden Avenue, 2nd Floor, Pittsburgh, Pennsylvania 15212. Each person listed below is a citizen of the United States.
DIRECTORS OF G&R ACQUISITION, INC. AND G&R ACQUISITION SUBSIDIARY, INC.

Name	Principal Occupation

Gary Reinert, Sr.	President, G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.; self-employed

Denise McKeown	High School Principal

J. Philip Cornett	Vice President, President, G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.; President, Cornett Hospitality Group
EXECUTIVE OFFICERS OF G&R ACQUISITION, INC. AND G&R ACQUISITION SUBSIDIARY, INC.

Name	Principal Occupation

Gary Reinert, Sr.	President, G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.; self-employed

Fred McMillen	Vice President G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.; Officer, Power Contracting, Inc.

J. Philip Cornett	Vice President, President, G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.; President, Cornett Hospitality Group
EXHIBIT INDEX

Exhibit 1:	Agreement and Plan of Merger, dated as of April 28, 2008, by and among Max & Erma’s Restaurants, Inc., G&R Acquisition, Inc. and G&R Acquisition Subsidiary, Inc.

Exhibit 2:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and each of Todd B. Barnum, Donal H. Malenick, William C. Niegsch, Jr., Robert A. Lindeman, Jay B. Barney, Michael G. Giulioli and Curtis A. Loveland, each as a stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 3:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and Mark F Emerson as stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 4:	Stockholder Voting Agreement, dated as of April 28, 2008, by and among G&R Acquisition, Inc., G&R Acquisition Subsidiary, Inc., and Roger D. Blackwell as stockholder of Max & Erma’s Restaurants, Inc.

Exhibit 5:	Joint Filing Agreement